unaxis

RECEIVED

2005 DEC 28 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

[redacted]

05013521

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 21, 2005
Contact Martina C. Schuler

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Carsten Barth
Corporate Communications

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Enclosure

- **COO Kenneth T. Barry leaves Unaxis**

12/30

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

Media release

COO Kenneth T. Barry leaves Unaxis

Pfäffikon SZ, December 21, 2005 – Kenneth T. Barry, Chief Operating Officer and Member of the Executive Board, will leave Unaxis for family reasons at year-end 2005 and pursue his future career in the USA. Operational leadership of the sales and marketing organization will then rest directly with CEO Thomas Limberger. As of January 2006, the Executive Board will comprise three members: Thomas Limberger, Chief Executive Officer, Rainer Mück, Chief Financial Officer, and Siegfried Lamprecht, Head of Corporate Human Resources. Unaxis will thus be led by a lean management team with all the competencies necessary for successful implementation of corporate strategy.

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.